Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

March 29, 2012

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Seven Seas Cruises S. DE R.L.

Amendment No. 2 to

Registration Statement on Form S-4 (File No. 333-178244)

(the “Registration Statement”)

Ladies and Gentlemen:

On behalf of Seven Seas Cruises S. DE R.L., a Panamanian sociedad de responsabilidad limitada (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 2 to the Registration Statement on Form S-4 (“Amendment No. 2”) of the Company, together with Exhibits, marked to indicate changes from Amendment No. 1 to the Registration Statement originally filed on November 30, 2011, as filed with the Securities and Exchange Commission (the “Commission”) on March 1, 2012.

Amendment No. 2 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Max A. Webb, dated March 15, 2012 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter.

The Company has asked us to convey the following as its responses to the Staff:

Competitive Strengths, page 4

Loyal and Repeat Customer Base, page 5

1.	We note your response to our prior comment 11. Please revise to clarify what you mean by “we constantly score at our target of 9 or better on a scale of 10.” Do you score at this level on every single guest survey that is filled out, or are you referring to the average score per cruise, an average of all individual surveys for the year, or some other calculation?

Response to Comment 1

The Company provides satisfaction surveys to all guests on all cruises. The surveys are left in each guest’s room towards the conclusion of the cruise and are provided on a guest-by-guest basis. For each cruise, the Company’s target is to achieve an average score from all submitted guest surveys of at least 9 out of a possible 10 per cruise. The Company compiles the guest surveys through an electronic system, analyzes and reports results based on aggregate guest scores per cruise.

In response to the Staff’s comment, the Company has revised this paragraph on pages 5 and 74 of the prospectus included herein to disclose that “we constantly score at our target of a 9 or better on a scale of 10, based on the average score received from all guests per cruise.”

Compensation Discussion and Analysis, page 92

Compensation Elements, page 94

Annual Incentive Bonus, page 94

2.	Please revise to disclose the 2011 MICP EBITDA target. To the extent you believe that disclosure of the target is not required because it would result in competitive harm such that the target could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide, on a supplemental basis, a detailed explanation for such conclusion. To the extent that it is appropriate to omit the specific target, please provide the disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. General statements regarding the level of difficulty, or ease, associated with achieving the performance goal is not sufficient. In discussing how likely it will be for the company to achieve the target level or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Response to Comment 2

[REDACTED]

Security Ownership of Certain Beneficial Owners and Management, page 109

3.	Please revise to provide disclosure as of the most recently practicable date.

Response to Comment 3

The Company has revised its disclosure as of March 29, 2012, the date of filing of Amendment No. 2. See page 109 of Amendment No. 2.

The Exchange Offer, page 115

Acceptance of Initial Notes for Exchange; Delivery of Exchange Notes, page 118

4.	We note your response to our prior comment 28. We note that you state in the seventh paragraph that the initial notes will be returned “promptly after withdrawal, rejection of tender or the expiration or termination of the exchange offer.” Please revise to state that the notes will be returned promptly after withdrawal, expiration or termination of the exchange offer.

Response to Comment 4

The Company has revised the prospectus according to the Staff’s comment. See page 120 of the prospectus included in Amendment No. 2.

Notes to the Audited Financial Statements

Other, page F-13

5.

We note from your response to our prior comments 40 and 41 that based on both a quantitative and a qualitative analysis, you do not believe that correcting the cancelation revenue and the retention bonus in 2010 rather than in 2009 or 2008 is inappropriate. However, we note that in regards to the cancelation revenue error, if the corrections were made in the appropriate period (i.e. fiscal 2009), operating income for 2009 as reported would be materially reduced and net income for 2010 as reported would also be materially reduced. Further, we do not believe that your conclusion that you do not believe that the quantitative impact on net income of the adjustments for 2010 represent a material amount individually, since the impact of the both adjustments represent an immaterial aggregate impact, is appropriate in that it looks only on the aggregate effect of the adjustments. In light of the quantitative materiality on both 2009 and 2010 of the cancelation revenue adjustment to your operating income and net earnings, we believe that you should revise to account for this adjustment in the appropriate periods. Please note that we do not believe it is appropriate to evaluate the materiality of such adjustments in relation to your “adjusted EBITDA” since this measure is a non- GAAP financial measure that is not presented in your financial statements. Alternatively, please provide more explanation as to why you believe it is appropriate to correct the cancelation revenue in 2010 rather than in 2009 and 2008. If there are specific qualitative factors that offset the quantitative materiality, please indicate so in your response. Also, we note that in your amended Form S-4 you have eliminated disclosure about the nature of the adjustments made in 2010 to correct these errors. Since the adjustments appear to represent quantitatively material adjustments to net income for the year ended December 31, 2010, it would appear that disclosure of the corrections of these errors should be provided to a reader of your financial statements. Please explain to us why you believe it is appropriate to eliminate this disclosure from the notes to your financial statements, or alternatively, please revise accordingly.

Response to Comment 5

The Company continues to believe it is appropriate to correct the cancellation revenue and retention bonus as errors in 2010 financial statements, rather than restate or revise its 2009 or 2008 financial statements, based on its qualitative and quantitative analysis.

As outlined in the prior response letter dated March 1, 2012 and on the conference call, the Company performed an evaluation of the impacts of the errors on the 2008, 2009 and 2010 financial statements, individually and in the aggregate for both errors on the impacted income statement captions or line items and on the impacted subtotals, totals and other financial metrics pursuant to guidance in SAB 99. These evaluations considered quantitative GAAP and non-GAAP measures as well as qualitative factors relevant to investors and other stakeholders of the Company.

The Company also continues to believe that in addition to certain GAAP measures, it is also appropriate to evaluate the materiality of such adjustments in relation to “adjusted EBITDA” based on its investors’ and stakeholders’ use of this metric in their evaluation of operating and valuation assessments. As mentioned in the prior response and during the conference call, adjusted EBITDA is the measure used by the Company to evaluate its performance and is the basis for debt covenant compliance. This measure was used during the road show to sell the debt securities and is discussed during quarterly conference calls with bond holders and in the quarterly press releases. The Company also discusses adjusted EBITDA in the amended Form S-4 in the ‘Prospectus Summary, ‘Summary Historical Consolidated Financial and Other Data’, ‘Business’ and ‘Description of Notes.’ Because of the above, the Company continues to believe that this is an important metric to its investors and stakeholders.

With respect to comment #5, and specifically your comment “in regards to the cancellation revenue error, if the corrections were made in the appropriate period (i.e. fiscal 2009), operating income for 2009 as reported would be materially reduced and net income for 2010 as reported would also be materially reduced,” the Company continues to believe that based on the analysis below and as included in the prior response, that the cancelation error is not quantitatively or qualitatively material to the 2009 or 2010 consolidated financial statements.

Analysis of 2009:

As discussed previously, the Company evaluated the effect of the unadjusted cancellation error of $1,428,000 on all relevant line items and metrics in the reported 2009 financial statements. The effect on all impacted items of the 2009 financial statements is as follows:

(in thousands)	Year Ended December 31, 2009
	As Reported	Cancelation	As should be reported	Error %
Onboard and other	$45,273	$(1,428)	$43,845	-3.3%
Total Revenue	361,142	(1,428)	359,714	-0.4%
Selling and administrative	67,240	—	67,240	—
Total operating expense	366,216	—	366,216	0.0%
Operating income (loss)	(5,074)	(1,428)	(6,502)	22.0%
Net income (loss)	(36,499)	(1,428)	(37,927)	3.8%
Adjusted EBITDA	71,736	(1,428)	70,308	-2.0%

The table demonstrates and the Company continues to strongly believe that the unadjusted error is not material to the results of operations in 2009 on either a quantitative or qualitative basis. Although the unadjusted error is quantitatively large to the reported operating loss, it is solely due to the Company’s near break-even operating loss of $5,074,000, which represents 1.4% of total revenue. As discussed previously, the results of the Company and the cruise industry in general were severely impacted in 2009 due to the economic turmoil in the financial and credit markets. During that year, revenue declined by approximately $71 million, or 16.4%, and operating income declined by approximately $46.8 million, or 112%, from approximately $42 million recorded in 2008. Accordingly, while the impact of the error on the operating loss for 2009 was quantitatively large, the Company performed a supplemental quantitative analysis (considering the relevant guidance below) to determine if the error would be “material.”

As described in the previous response letter and reiterated in this response, the Company also considered guidance to auditors in AU Section 312 – Audit Risk and Materiality in Conducting an Audit. Paragraph 29 of AU Section 312 states that:

When determining materiality, the auditor should consider prior periods’ financial results and financial positions, the period-to-date financial results and financial position, and budgets or forecasts for the current period, taking account significant changes in the entity’s circumstances (for example, a significant business acquisition) and relevant changes of conditions in the economy as a whole or the industry in which the entity operates. For example, when the auditor usually determines materiality for a particular entity based on a percentage of profit, circumstances that give rise to an exceptional decrease or increase in profit may lead the auditor to conclude that materiality is more appropriately determined using a normalized profit figure based on past results.

Due to the decline in the economy in 2009, there was a substantial decline in the cruise industry. The Company’s revenues declined by 16%, operating income declined by 112% and adjusted EBITDA declined by 22%. Accordingly, the Company concluded that evaluating the error using operating income for 2009, was not consistent with the guidance in AU 312 due to the substantial decline in the cruise industry and overall economy. The operating income in years 2008 through 2010 range from $42.8 million to $50.8 million versus the ($5.1) loss in 2009. When the average of 2008 through 2010 operating income is used, the impact of the unadjusted cancellation revenue error is less than 5% of operating income.

All key GAAP metrics were analyzed in addition to adjusted EBITDA, which as discussed above, is a key metric used by stakeholders (including debt holders). The Company notes that consistent with the revenue decline, adjusted EBITDA declined by approximately 21.9%, from $91,876 to $71,736, whereby the unadjusted cancellation revenue error of $1.3 million only represents 2% of 2009 adjusted EBITDA. The Company does not believe that the 2009 financial statements were misleading or materially misstated, nor that any stakeholder could have been misled based on the reported results.

In addition, the unadjusted error is not material based on (i) the financial metrics trend line discussed above, (ii) the relatively small size of the error measured to near break-even results or (iii) when viewed in relation to the overall results of the Company in a troubled economy.

Analysis of 2010:

The Company believes its 2010 results of operations are not materially misstated and has evaluated the two errors on both an individual and aggregate basis. The Company does not believe the errors are material to any individual line item on either a quantitative or qualitative basis. Additionally, the Company also concluded that these errors can only be evaluated on an aggregate basis in relation to the operating and net income line items.

Although it is appropriate to evaluate each error individually to the line item impacted and any resulting sub-total, total or margins associated with such error, such individual errors cannot be evaluated in isolation when comparing to operating or net income as such analysis would not focus on whether the financial statements are materially misstated when taken as a whole and the guidelines of SAB 99.

The Company understands that there may be situations in which the existence of two quantitatively similar but off-setting errors could be material to the financial statements. For instance, two off-setting errors of similar amounts might properly be determined to be material if they are material to the individual financial statement line items that they relate or to other relevant relationships that may exist such as gross margins. This instance could influence how an investor or stakeholder might view the Company or its financial performance. The Company does not believe that any of these factors are present in its 2010 financial results, as none of the published amounts could be viewed as materially misstated, either on a quantitative or qualitative basis as indicated below.

(in thousands)	Year Ended December 31, 2010
						Comprised of:
	As Reported	Bonus Adj.	Cancelation Adj.	As should be reported	Error %	Bonus Adj. %	Cancelation Adj. %
Onboard and other	$48,873	$—	$(1,340)	$47,533	-2.8%	0.0%	-2.8%
Total Revenue	449,241	—	(1,340)	447,901	-0.3%	0.0%	-0.3%
Selling and administrative	77,376	(1,653)	—	75,723	-2.2%	-2.2%	0.0%
Total operating expense	398,411	(1,653)	—	396,758	-0.4%	-0.4%	0.0%
Operating income (loss)	50,830	1,653	(1,340)	51,143	0.6%	3.2%	-2.6%
Net income (loss)	11,755	1,653	(1,340)	12,068	2.6%	13.7%	-11.1%
Adjusted EBITDA	105,201	1,653	(1,340)	105,514	0.3%	1.6%	-1.3%

As discussed above, although the Company does not believe it is meaningful in this circumstance, the errors have also been measured and evaluated individually to both 2010 operating and net income on a quantitative and qualitative basis.

As indicated above, the errors only represent an error to 2010 operating income of 0.6%, comprised of the bonus and cancellation revenue error impacts of 3.2% and (2.6)%, respectively. These amounts and percentages are not material quantitatively or qualitatively nor do they impact trends, whereby operating income improved by approximately $48.3 million resulting in amounts closer to historical and 2011 results. It should also be noted that such amounts are not material to the adjusted EBITDA of $105.2 million.

The errors only represent an error to net income of (2.6)%, comprised of bonus and cancellation revenue error impacts of 13.7 % and (11.1)%, respectively. Consistent with the considerations indicated in the evaluation of the error in 2009, while these individual percentages might initially appear to be material when viewed solely on a single year quantitative basis, the dollar magnitude of the adjustments are relatively minor, are measured against a relatively small number and are immaterial to the other relevant metrics of the Company.

The bonus and cancellation revenue errors only have a (0.3)% impact on reported revenues and a 1.6 % and (1.3)% impact, respectively on adjusted EBITDA. In addition, the trend is not impacted as total revenues increased by $88.1 million in 2010 or 24% and net income improved $48.3 million from a $36.5 million loss in 2009 to net income of $11.8 million in 2010. The Company does not believe that a reasonable investor or stakeholder would have any different view of the Company or its operations if the improvement was either $50 million (reflecting only bonus correction) or $47 million (reflecting only cancellation correction). The Company also does not believe a reasonable investor or stakeholder would change their view of the Company if the reported net income for 2010 of $11.8 million changed to either $13.4 million (reflecting only bonus correction) vs. $10.5 million (reflecting only cancellation revenue).

The Company does not believe that analyzing these individual and offsetting non-recurring and correcting amounts in isolation against operating or net income is appropriate in this circumstance. These individual offsetting amounts and percentages are not relevant as their individual amounts in isolation would not impact operating and net income amounts reported in these financial statements. Only the aggregation of these amounts impact the reported operating and net income amounts in the financial statements. Accordingly, any potential restatement for the impact of these individual offsetting errors on operating income and net income is not necessary because all financial statement line items are materially correct and substantially the same, therefore any such revision would not be relevant or necessary to a reader of the financial statements.

Overall Conclusion:

Based on the quantitative and qualitative factors described above and in the previous response, the Company continues to believe correcting the cancellation revenues and the retention bonuses errors in 2010 instead of 2008 and 2009 is appropriate. The Company also does not believe that the error is material to 2009 or that the errors, either alone or combined, are material to its 2010 annual consolidated financial statements.

In response to the Staff’s comment related to adding back disclosure related to the errors in 2010, the Company can certainly add back the disclosure in the next amendment to Form S-4, if the Commission believes it is appropriate. The original disclosure was included in the 2010 financial statements as the Company believed that it was appropriate disclosure to include a discussion of these errors in the financial statements associated with the original debt offering even though the errors were deemed to be immaterial. The disclosure was subsequently removed from the 2011 financial statements because the Company did not believe that such disclosure was necessary; the Company analogized to the guidance in ASC 250-10-50 in which disclosures are not required in subsequent periods’ financial statements for certain accounting changes. In addition, the Company believed that a reader of the financial statements might infer that there would be future impact of such adjustments. The Company considered that the errors were immaterial to previous financial statements, and made the decision not to include the disclosure in 2011.

6.	As both the adjustments for correcting the cancellation revenue and retention bonus that were made in 2010 appear to be material to your quarterly results of operations presented in Note 14, please revise Note 14 to disclose the nature and amounts of each of these adjustments and the quarterly period in which they were made. Refer to the guidance outlined in Item 302(a)(3) of Regulation S-K.

Response to Comment 6

The Company recorded the error correction adjustments for cancellation revenue and retention bonus during Q1 2010. The Company has revised Note 14 to add the following footnote disclosure to the First Quarter 2010 results to disclose the nature and amounts of the adjustments:

Included within Q1 2010 is $1.7 million of employee retention bonus expenses that relate to the Regent Seven Seas Transaction and should have been expensed in 2008. Also included is $1.4 million of cancellation revenue that was not recorded in the year when earned. Both errors resulted in an out-of-period net impact of $0.3 million to net loss. These errors were not considered material on an individual or aggregate basis to any prior period, or 2010 quarterly or annual periods.

Note 7. Share-Based Employee Compensation

7.	We note from your response to our prior comment 45 that you revised your disclosure in Note 7 to include details of how you determined the fair value of the PCI common stock. However, we believe that the disclosure provided in Note 7 should include additional detail of the specific assumptions used in your income and market approaches and should be consistent with the level of detail provided in your response to our prior comment 45. Please revise accordingly.

Response to Comment 7

In response to the Staff’s comment, the Company has revised Note 7 to include additional detail of the specific assumptions used in our income and market approaches as noted in our previous response to your prior Comment 45. See page F-23 of Amendment No. 2.

8.	We note from your response to our prior comment number 45 that in valuing the stock-based compensation grants made during 2010 and 2009, the Company utilized discounts for lack of marketability of between 15% and 25%. Please tell us whether a similar discount for lack of marketability was used for stock based compensation grants that were made during 2011. As part of your response, you should also explain how any discount for lack of marketability used was determined.

Response to Comment 8

The stock based compensation grants made during 2011 were valued utilizing a 15% lack of marketability factor. To determine the discount of lack of marketability for PCI common stock in 2009, 2010 and 2011, the Company used the guidelines found in the AICPA Audit and Accounting Practice Aid Series, Valuation of Privately-Held Company Equity Securities Issued as Compensation.

In conjunction with a valuation specialist, the Company considered the following factors for PCI stock:

•	Prospects for liquidity, that is, expectations of a market in the future;

•	Number, extent, and terms of existing contractual arrangements requiring the enterprise to purchase or sell its equity securities;

•	Restrictions on transferability of equity securities by the holder;

•	Pool of potential buyers;

•	Risk or volatility;

•	Size and timing of distributions;

•	Uncertainty of value; and

•	Concentration of ownership.

In addition to the factors mentioned above, two types of empirical studies were reviewed. These studies indicate the value that may be associated with a shareholder’s access to active public markets. Specifically, studies on restricted stock transactions compare the discounted prices paid for equity securities subject to trading restrictions with market prices for similar securities, which are freely tradable without such restrictions. Pre-IPO studies analyze private transactions in the stock of companies that were not publicly traded at the time, but subsequently “went public.” Both types of studies were reviewed for guidance as to the appropriate lack of marketability discount to apply to the subject interest.

Based on these studies and the AIPCA guidance, the Company considered PCI’s volatility, total assets, revenue, market value and the option grant holding period in the determination of the lack of marketability discount. These factors, as well as the fact that no dividends had been paid to shareholders in the prior two years and that no dividends are forecasted in the coming years, were taken into account.

Note 8. Member’s Equity, page F-25

9.	We note from your response to our prior comment number 46 that the 194,777 shares issued to a vendor during 2010 for the release of a $2.0 million obligation were valued at $10.11 per share. We also note from your response to our prior comment number 45 that the stock based compensation grants issued by the Company during 2008 were based on a market approach which utilized the January 31, 2008 PCI private placement transaction price of $40.02 per share. Given the significant decline in the fair value of the Company’s common shares that occurred from 2008 to 2010, please explain to us in further detail the specific nature and timing of the changes in facts or circumstances resulted in the significant decline in the fair value of the Company’s shares from 2008 to 2010. We may have further comment upon review of your response.

Response to Comment 9

PCI experienced a significant decline in the fair value of its share value from early 2008 to 2010. As noted in the Company’s prior response to comment number 45, the 2008 fair value was based on a market approach which utilized a private placement transaction that occurred at a time when the cruise industry was experiencing record performance, which was anticipated to continue. As there have been no market transactions for PCI since 2008, the Company utilized the guidelines found in the AICPA Audit and Accounting Practice Aid Series, Valuation of Privately-Held-Company Equity Securities Issued as Compensation to determine the business enterprise value of PCI for subsequent periods. To determine fair value of PCI common stock in 2009 and 2010, the Company used a weighted average of the market and income valuation approaches assuming a weighting of 33% and 67%, respectively.

In general, the significant turmoil in the economy and credit markets over this period negatively impacted the fair value of PCI shares as calculated under both the market and income valuation approaches. The decrease in fair value of the Company’s shares was not exclusive; significant decreases in the share values occurred to other companies within the cruise industry and in other industries. The Dow Jones Industry Average (‘DJIA’) decreased by 51.1 percent from a peak of 14,165 on October 9, 2007, to a low of 6,926 on March 5, 2009. The DJIA was 10,024 on June 1, 2010 and 11,577 on December 31, 2010.

From the beginning of 2008 to the end of 2010, the Company analyzed peer companies, Carnival Corporation (‘CCL’) and Royal Caribbean Cruises Ltd (‘RCL’) and noted that their share prices experienced considerable volatility during this period. CCL share price decreased significantly from $44.40 on January 1, 2008 to $24.32 on December 31, 2008. CCL share price then increased to $31.69 on December 31, 2009 and $46.11 on December 31, 2010. RCL also experienced a large share price decline from $42.59 on January 1, 2008 to $13.75 on December 31, 2008. RCL share price also then increased to $25.28 on December 31, 2009 and $47.00 on December 31, 2010. PCI share price followed the same negative trend; however, it did not increase in 2009 or 2010 similar to CCL or RCL. PCI share price was $40.32 at January 1, 2008, $10.11 at December 31, 2009 and $9.50 at December 31, 2010. The 33 percent market weighting in the 2009 and 2010 valuations were impacted by the volatility in the peer companies.

As noted above, 66 percent of our derived stock value was determined based on the income approach. The income approach utilizes a multi-year forecast based on the discounted cash flow model of PCI. The results of PCI and the cruise industry in general were severely impacted in 2009 due to the economic turmoil in the financial and credit markets, which contributed to a significant decrease in PCI’s operations from 2008 to 2009. Although there was a turnaround in the cruise industry from 2009 to 2010, PCI’s discounted cash flow model, based on a multi-year forecast, was heavily impacted due to future leverage. As of December 31, 2009 and 2010, Oceania Cruises, Inc, a subsidiary of PCI, had two ships under construction. The down payments for these newbuilds were primarily funded through the increase of debt at the PCI level. One ship was delivered in January 2011 and the other ship is scheduled to be delivered in April 2012. While increasing existing capacity by an additional 63% (2,500 berths), these two ships significantly increase the debt of PCI and are primary drivers to this reduction in share price.

Signatures, page II-7

10.	We note your response to our prior comment 50. Please provide us your legal analysis as to why you believe you are not required to provide signatures indicating the capacities of principal executive officer, principal financial officer, and either principal accounting officer or controller as required by Instruction 1 for signatures on Form S-4 or revise to include the signatures of the individuals who serve in the capacities of principal executive officer, principal financial officer, and either principal accounting officer or controller.

Response to Comment 10

As noted in our previous response, each of Celtic Pacific (UK) Limited, Celtic Pacific (UK) Two Limited, Mariner LLC, Prestige Cruise Services (Europe) Limited and Supplystill Limited is organized and operates under the laws of the United Kingdom or the Commonwealth of the Bahamas. Each of the individuals signing for each of these co-registrants has the equivalent authority and capacity to sign for each such co-registrant as would a principal executive officer, principal officer, principal accounting officer or controller in a typical company organized and operating under the laws of the United States. However, these individuals do not carry titles that are principal executive officer, principal officer, principal accounting officer or controller as persons in such capacity are generally referred to as “directors” under the laws of the United Kingdom or the Commonwealth of the Bahamas. As such, these individuals’ titles appear as “directors” in each applicable signature block, however, each of these individuals has signed with the appropriate capacity in accordance with the requirements under Instruction 1 for signatures on Form S-4.

11.	We note your response to our prior comment 55. Please revise to delete paragraphs 3.6, 3.7, 3.11, and 3.12 or tell us why each of these does not assume material facts or readily ascertainable facts.

Response to Comment 11

Per the discussions with the Staff, the Staff’s comment will be discussed with O’Melveny & Myers LLP.

12.	We note your response to our prior comment 55. Please delete the statement at the top of page 5 or please advise.

Response to Comment 12

The opinion of O’Melveny & Myers LLP has been revised to address the Staff’s comments. A revised version of the opinion has been filed as Exhibit 5.3 to Amendment No. 2.

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3458 or Akiko Okuma at (212) 373-3643.

Very truly yours,

/s/ Gregory A. Ezring
Gregory A. Ezring

cc:	Jason Montague
Seven Seas Cruises S. DE R.L.